November 20, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Hepion Pharmaceuticals, Inc.
Registration Statement on Form S-1, as amended
File No. 333-249724

Acceleration Request
Requested Date: November 24, 2020
Requested Time: 5:00 p.m. Eastern Time (US)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representative of the underwriters, hereby join in the request of Hepion Pharmaceuticals, Inc. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 5:00 p.m., Eastern Time (US), on November 24, 2020, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, we wish to advise you that the underwriters have distributed as many copies of the preliminary prospectus to underwriters, dealers, institutions and others as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned, as representative of the underwriters, has complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

THINKEQUITY
a division of Fordham Financial Management, Inc.

By:	/s/ Eric Lord
Name: Eric Lord
Title: Head of Investment Banking

ThinkEquity	17 State Street, 22nd Floor
A division of Fordham Financial Management, Inc.	New York, NY 10004
Member FINRA – SIPC	Tel: 646-968-9355